FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2016

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

      Yes                                         No            X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Yes                                         No            X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

      Yes                                         No            X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BBVA Banco Francés S.A.

Item

Payment of cash dividends

Payment of cash dividends

Shareholders of BBVA Banco Francés S.A are hereby notified that, in accordance with a resolution of the Ordinary and Special Shareholders’ Meeting held on April 7, 2015 and Board of Directors meeting as of March 1, 2016 cash dividends will be paid as from March 18, 2016 for an amount of AR$ 400,000,000, equivalent to 74.504843% of the capital stock or AR$ 0.74504843 per share for the fiscal year ended December 31, 2014.

We also inform that for individuals in Argentina and beneficiaries abroad the distributed dividends were included as taxable revenue with a rate of 10%, as final and full payment.

Furthermore, the above mention distribution is subject to Personal Assets Tax withholdings in accordance with the additional section included after Section 25 in the Argentine Income Tax Law N° 25,585. Any Personal Assets tax payable shall be calculated at a rate of 0.5% on shares held at taxable individuals, as of December of each year, valued pro-rata, provided they were shareholders on that date.

At this time, the Bank shall withhold Personal Assets Taxes from any shareholders collecting dividends and provided they were shareholders on December 31, 2014, 2013 and 2012; (i) the Bank could not withhold in opportunity of dividend distribution for 2013 because the amount exceeded the dividend amount, or (ii) they have not paid any taxes due to BBVA Banco Francés up to March 14, 2016.

The abovementioned Personal Assets Taxes withholdings shall not exceed in aggregate the gross amount of dividends assessed for each one of the shareholders.

Please note that the Bank has enforced a refund procedure for those ADRs holders that were withheld Personal Assets Taxes, in the event such tax did not apply. The request should be made until April 15, 2016 sending an e-mail to ceciliaviviana.acuna@bbva.com and following the instructions provided by the Bank.

Moreover, we inform that non-resident shareholders may collect cash dividends in U.S. Dollars through a transfer to a foreign account which shall be expressly specified.

Shareholders and/or trustees shall send a written notice with all relevant information to BBVA Banco Francés, to be delivered by 1:00 PM on March 17, 2016.

BBVA BANCO FRANCES S.A. –

OPERACIONES FINANCERAS,

(Financial Transactions)

RECONQUSITA 199, ENTREPISO,

C1003AAB, Buenos Aires, ARGENTINA

Att. Mr. MANUEL MANSILLA,

Indicating beneficiary, customer name and depositor at Caja de Valores S.A. &/or identification in the Shareholders’ Registry held by the Registrar; Caja de Valores S.A., foreign bank to which wire transfers

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should be made, account number, reference, and any other clarification required for a correct crediting of net dividends. In such cases, once received the note, the Bank will file before the Federal Tax Bureau an Early Foreign Payment Statement Exterior (DAPE) in order to pay de corresponding dividends.

Dividends shall be paid through the Caja de Valores S.A in its address held on 25 de Mayo 362, Ciudad Autónoma de Buenos Aires, Monday through Friday from 13 a 15 hours.

Sincerely yours.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date:	March 1, 2016	By:	/s/ Ignacio Sanz y Arcelus
			Name:	Ignacio Sanz y Arcelus
			Title:	Chief Financial Officer